Exhibits. Item 77 CO

RDR

A special meeting of the shareholders of RMR Preferred
Dividend Fund (the "Fund") was held on June 4, 2009 for shareholders to consider the reorganization of the Fund with RMR Real Estate Income Fund. The results of the special meeting of shareholders of the Fund were:


Shareholders   Votes For
   Votes withheld
  Votes abstained


Common
       1,166,901.71
    161,683.37
     30,056.65

Preferred
        49.00
            -
             -